SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                              GEORGIA POWER COMPANY
                                 (the "Company")


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.


Item 1.  Type of security or securities.

                  Series R 6% Senior Notes due October 15, 2033 (the "Notes")

Item 2.  Issue, renewal or guaranty.

                  Issue

Item 3.  Principal amount of each security.

                  $200,000,000

Item 4.  Rate of interest per annum of each security.

                  6%

Item 5. Date of issue, renewal or guaranty of each security.

                  October 23, 2003

Item 6. If renewal of security, give date of original issue.

                  Not Applicable

Item 7.  Date of maturity of each security.

                  October 15, 2033


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Item 8.  Name of person to whom each security was issued, renewed or guaranteed.

                  The Company issued and sold the Notes to Banc of America Securities LLC, Morgan Stanley & Co. Incorporated and Wachovia Capital Markets, LLC, as representatives of the several Underwriters, pursuant to an Underwriting Agreement dated September 23, 2003.

Item 9.  Collateral given with each security, if any.

                  None

Item 10. Consideration received for each security.

                  $193,700,000 (96.85% of the principal amount)

Item 11. Application of proceeds of each security.

                  The proceeds from the sale of the Notes will be applied by the Company to redeem in November 2003 all of the Company's Series B 6.60% Senior Notes due December 31, 2038 currently outstanding in the aggregate principal amount of $200,000,000 at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest.

Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

                  a. the provisions contained in the first sentence of Section
                     6(b)___

                  b. the provisions contained in the fourth sentence of Section
                     6(b)___

                  c. the provisions contained in any rule of the Commission
                     other than Rule U-48_X_

Item 13. Not Applicable.

Item 14. Not Applicable.


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Item 15. If the security or securities are exempt from the
         provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

                  Rule 52



Date:  October 30, 2003                GEORGIA POWER COMPANY


                                       By: /s/Wayne Boston
                                            Wayne Boston
                                         Assistant Secretary